Exhibit 1

FOR IMMEDIATE RELEASE	24 July 2012

WPP PLC (“WPP”)

WPP acquires majority interest in digital agency KKLD* GmbH in Germany

WPP announces that Commarco GmbH, the leading German-based marketing services network which is part of WPP, has acquired a majority interest in KKLD* GmbH (“KKLD”), a leading German-based digital agency.

Founded by Alexander Diehl in 2005, KKLD specialises in brand and digital communication strategies, creative solutions, eCommerce and social media. KKLD is based in Berlin and employs 30 people in its offices in Germany and New York. Clients include BMW, MINI, Baume and Mercier, Bayer and Swarovski.

KKLD’s unaudited revenues for the year ended 31 December 2011 were approximately Euro 4.1 million, with gross assets at the same date of approximately Euro 3.7 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s digital revenues totalled US$4.8 billion in 2011, representing approximately 30% of the Group’s total revenues of over US$16 billion. WPP has set a target of 35-40% of revenue to be derived from digital in the next five years. Collectively, WPP companies in Germany employ around 7,000 people (including associates) with revenues of approximately US$1.3 billion. On this basis, Germany is WPP’s fourth largest market, after the US, the UK and China.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204